
Mail Stop 4561

June 27, 2008

Lewis S. Ranieri
Chief Executive Officer
Franklin Bank Corp
9800 Richmond Avenue, Suite 680
Houston, Texas 77042

>   **Re: Franklin Bank Corp**
>   **Item 4.02 Form 8-K, Filed May 2, 2008**
>   **Correspondence filed June 23, 2008**
>   **File No. 001-32859**

Dear Mr. Ranieri:

We have reviewed your letter filed on June 23, 2008 and have the following comments:

Form 8-K filed May 2, 2008:

1. We note your response to comment one of our letter dated May 5, 2008 and the enhanced description of the specific accounting errors, including improper accounting for certain single family mortgage loan modification programs, failure to record Real Estate Owned, failure to record write-downs of Real Estate Owned, and failure to record certain mark-to-market writedowns on loans transferred from "Held for Sale" to "Held for Investment". We continue to believe that you should revise your Item 4.02 Form 8-K to include this information as well as any new information, to the extent available.

2. As a related matter, we note your response that you did not properly account for certain single family mortgage loan modification programs developed and implemented in the third and fourth quarters of 2007 as part of an effort to reduce delinquencies and mitigate foreclosure losses. We remain unclear as to the specific accounting error(s) identified. Please revise your Item 4.02 Form 8-K to explain in sufficient detail, the nature of these errors and the potential impact on your financial statements.

3. We note your response to comment two of our letter dated May 5, 2008 that you are continuing to review your financial statements for the periods ending March 31, 2007 and June 30, 2007 and that once this review is complete you will fully respond to our

prior comment 2 and, if necessary, appropriately amend your Item 4.02(a) Form 8-K. In your response, please address those periods referenced above as well as the fiscal year ending December 31, 2006. Also, we remind you of the Company's obligation to file an item 4.02 Form 8-K within four business days of any event that triggers the filing obligation.

4. We note your response to comment three of our letter dated May 5, 2008. Please revise your Item 4 Form 8-K to disclose the targeted dates stated in your June 23, 2008 correspondence.

*****

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Benjamin Phippen, Senior Staff Accountant at (202) 551-3697.

Sincerely,

Benjamin Phippen
Senior Staff Accountant